CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends (Unaudited)
							FOR THE YEAR ENDED DEC. 31,
(THOUSANDS, EXCEPT RATIOS)	2015		2014		2013		2012		2011
Net income	$133,669		$154,739		$160,685		$163,648		$195,848
Income tax expense	77,704		67,116		79,575		65,327		102,897
Undistributed equity loss (income) from investees	7		—		—		—		(3,385)
Amortization of capitalized interest	—		77		308		308		376
Total fixed charges (from below)	79,795		76,163		86,680		88,556		74,726
Total earnings	$291,175		$298,095	*	$327,248	*	$317,839	*	$370,462	*

Fixed charges
Interest	$75,535		$71,959		$81,173		$83,293		$69,428
Amortization of debt expense, premium, net	3,342		3,227		4,397		3,156		3,017
Portion of rentals representative of an interest factor	572		489		488		489		494
Interest of capitalized lease	346		488		622		1,618		1,787
Total fixed charges	$79,795		$76,163		$86,680		$88,556	†	$74,726

Total fixed charges (from above)	$79,795		$76,163		$86,680		$88,556		$74,726
Preferred stock dividends	—		—		—		—		40
Total fixed charges and preferred stock dividends	$79,795		$76,163		$86,680		$88,556		$74,766

Ratio of earnings to fixed charges	3.65	x	3.91	x	3.78	x	3.59	x	4.96	x
Ratio of earnings to combined fixed charges and preferred stock dividends	3.65	x	3.91	x	3.78	x	3.59	x	4.95	x

*
For the year ended December 31, 2014, the calculation of total earnings was corrected to remove the effects of approximately $0.4 million of amortization of capitalized interest. For each of the years ended

December 31, 2013, 2012, and 2011, the calculation of total earnings was corrected to remove the effects of approximately $0.2 million of amortization of capitalized interest.

†	For the year ended December 31, 2012, total fixed charges was corrected to include the effects of approximately $0.2 million of interest charges.